Exhibit 99.1

CMGE Reports First Quarter 2015 Unaudited Financial Results

HONG KONG, June 5, 2015 — China Mobile Games and Entertainment Group Limited (“We,” “CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, today reported its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•	Revenues were RMB441.8 million (US$71.3 million1), compared with RMB214.7 million in the first quarter of 2014 and RMB417.8 million in the fourth quarter of 2014, and exceeded guidance for the quarter of RMB435.0 million by approximately 1.6%. Revenues were 105.8% higher year-over-year and 5.7% higher quarter-over-quarter.

•	Net income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders (“net income attributable to CMGE”) was RMB63.4 million (US$10.2 million), compared with RMB34.6 million in the first quarter of 2014 and RMB67.4 million in the fourth quarter of 2014.

•	Non-GAAP[2] net income attributable to CMGE was RMB85.0 million (US$13.7 million), compared with RMB37.9 million in the first quarter of 2014 and RMB87.9 million in the fourth quarter of 2014.

•	Basic and diluted earnings per American Depositary Share[3] (“ADS”) were RMB2.02 (US$0.33) and RMB1.93 (US$0.31), respectively, compared with basic and diluted earnings per ADS of RMB1.26 and RMB1.16, respectively, in the first quarter of 2014. Basic and diluted earnings per ADS were RMB2.16 and RMB2.04, respectively, in the fourth quarter of 2014.

•	Non-GAAP basic and diluted earnings per ADS were RMB2.71 (US$0.44) and RMB2.59 (US$0.42), respectively, compared with non-GAAP basic and diluted earnings per ADS of RMB1.39 and RMB1.29, respectively, in the first quarter of 2014. Non-GAAP basic and diluted earnings per ADS were RMB2.81 and RMB2.66, respectively, in the fourth quarter of 2014.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate as of March 31, 2015 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company’s stock.

First Quarter Select Operating Data

•	Total paying user accounts[4] for social games were 5.9 million, compared with 3.6 million in the first quarter of 2014 and 6.3 million in the fourth quarter of 2014. Average revenue per paying user account (“ARPU”) for social games was RMB54.6, compared with RMB39.8 in the first quarter of 2014 and RMB47.0 in the fourth quarter of 2014.

•	Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 10.9 million, compared with 3.5 million in the first quarter of 2014 and 7.2 million in the fourth quarter of 2014. ARPU for single-player games (excluding single-player game bundles) was RMB10.4, compared with RMB13.6 in the first quarter of 2014 and RMB12.8 in the fourth quarter of 2014.

•	Total subscriptions[6] for single-player game bundles were 0.5 million in the first quarter of 2015, compared with 1.1 million in the first quarter of 2014 and 0.6 million in the fourth quarter of 2014. Average revenue per subscription for single-player game bundles was RMB4.7, compared with RMB3.6 in the first quarter of 2014 and RMB4.7 in the fourth quarter of 2014.

•	Average monthly active users (“MAUs”)[7] for the first quarter of 2015 were 106.5 million, compared with 18.2 million in the first quarter of 2014 and 71.5 million in the fourth quarter of 2014. Average daily active users (“DAUs”)[8] for the first quarter of 2015 were 8.9 million, compared with 3.2 million in the first quarter of 2014 and 6.9 million in the fourth quarter of 2014.

Mr. Ken Jian Xiao, Chief Executive Officer of CMGE, said “Heading into 2015, we are facing challenges, particularly, we are seeing increased competition in both publishing and self-developed game businesses. Despite these headwinds, I am pleased to see that our revenue growth remains steady with quarter-over-quarter growth at 5.7%.”

“The Company’s social games have continued to perform solidly in the first quarter of 2015, including San Guo Wei Li Jia Qiang Ban , Super Hero and Crisis Action .. Another unique 3D dance-themed game, Charming Dancer  , began its closed beta testing on January 21, 2015. In early February, the company published Uncharted Waters V in cooperation with Tecmo Koei. Uncharted Waters V became one of the few successful Japanese mobile games published in China in the first quarter of 2015.”

[4]	Total paying users for social games represent the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.
[5]	Total paying users for single-player games represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user account, and (ii) the total number of games purchased through application stores.
[6]	Total subscriptions represent the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.
[7]	MAUs represent the total number of user accounts that have logged-in to or played a game during a particular month, adjusted to eliminate double-counting of the same user account. Average MAUs for a particular period is the average of the MAUs during that period.
[8]	DAUs represent the total number of user accounts that have logged-in to or played a game during a particular day, adjusted to eliminate double-counting of the same user account. Average DAUs for a particular period is the average of the DAUs during that period.

“During the first quarter of 2015, the Company’s overseas publishing business made progress. Blood Reincarnation was published in Taiwan. Age of Tank was published in Russia and Korea and has been distributed on KAKAO Talk in Korea. In addition, the Company published Super Hero on February 10, 2015 in Thailand. The Company also published Rise of Darkness in North America on both Android and iOS on May 20, 2015. Rise of Darkness is an MMORPG mobile game published by Tencent in Mainland China, for which the Company has the rights to publish in the United States, Canada, Australia and the United Kingdom. The Company currently has a strong publishing pipeline in mainland China as well as overseas. In particular, the Company is cooperating with Disney and has obtained rights to publish the combat strategy mobile game Star Wars TM: Commander in Mainland China, Hong Kong, Macau and Taiwan.”

“In late January, the Company published Pleasant Goat and Big Big Wolf Rush  (“Pleasant Goat”), the world’s first 3D running game that Company co-developed based on the Pleasant Goat IP rights that it acquired. In its first day of launch, Pleasant Goat reached 2.85 million downloads . We began closed beta testing of New Legend of Sword and Fairy , co-developed with Softstar Technology , on April 9, 2015. In addition, the Company has a number of games in various stages of development, both self-developed and co-developed, based on IP rights that the Company has obtained. Beginning in June, the Company is planning to start closed beta testing for Si Da Ming Bu Da Dui Jue , Naruto: Shinobi Masters , One Piece: The Path of Powers , Shaolin Temple , Ze Tian Ji , The Creator , Hello Kitty and Samurai Showdown ..”

First Quarter 2015 Results

Revenues

Total net revenues were RMB441.8 million (US$71.3 million) in the first quarter of 2015, an increase of 105.8% from RMB214.7 million from the same period last year and an increase of 5.7% from RMB417.8 million in the prior quarter. The sequential and year-over-year increase was mainly due to the continued success of our existing self-developed and published games, including Crisis Action , and the success of games newly launched in the first quarter of year 2015 such as Pleasant Goat. ARPU for our social games has increased by 16.2% to RMB54.6 in the first quarter of 2015 from RMB 47.0 in the fourth quarter of 2014 as our mix of poker games, which have lower ARPU, has decreased. Meanwhile, our single-player games have recognized an increase of 51.4% in paying users to 10.9 million in the first quarter of 2015 from 7.2 million in the fourth quarter of 2014 mainly due to the new users brought in by Pleasant Goat.

Cost of Revenues

Cost of revenues was RMB166.1 million (US$26.8 million) in the first quarter of 2015, an increase of 108.4% from RMB79.7 million in the first quarter of 2014 and a decrease of 3.3% from RMB171.7 million in the fourth quarter of 2014. The sequential decrease was primarily due to a higher percentage of publishing revenue out of total revenues compared to the prior quarter. The year-over-year increase was mainly due to the increases in payments made to mobile carrier channels and revenue sharing to distribution channels as our overall revenue continued to grow, as well as an increase in amortization expenses.

The Company’s overall gross margin was 62.4% during the first quarter of 2015, compared with 62.9% in the first quarter of 2014 and 58.9% in the fourth quarter of 2014. Gross margin increased quarter-over-quarter primarily as a result of a higher percentage of publishing revenue out of total revenues compared to the prior quarter. Gross margin was comparable to the same quarter last year.

Operating Expenses

Operating expenses were RMB214.6 million (US$34.6 million) in the first quarter of 2015, compared with RMB97.4 million in the first quarter of 2014 and RMB183.2 million in the fourth quarter of 2014. Operating expenses were 48.6% of revenues for the first quarter of 2015, compared with 43.8% in the prior quarter and 45.4% for the same quarter last year. The sequential and year-over-year increases in operating expenses were primarily a result of higher share-based compensation expenses for the warrants issued to external consultants as well as RMB 3.1 million for internal investigation costs incurred in relation to a short seller report.

Selling expenses were RMB106.2 million (US$17.1 million) during the first quarter of 2015, compared with RMB56.9 million in the first quarter of 2014 and RMB103.5 million in the fourth quarter of 2014. Selling expenses as a percentage of revenues was 24.0%, which is comparable to 24.8% for the fourth quarter of 2014, and decreased from 26.5% compared to the first quarter of 2014. Selling expenses as a percentage of revenues decreased year-over-year as our revenues increased significantly year-over-year. Selling expenses increased year-over-year due to an increase of revenue and an expansion of online advertising activities, including increased game promotion through web platforms, application stores and agents.

General and administrative expenses were RMB74.3 million (US$12.0 million) in the first quarter of 2015, compared with RMB23.2 million in the first quarter of 2014 and RMB40.8 million for the fourth quarter of 2014. General and administrative expenses as a percentage of revenues were 16.8% in the first quarter of 2015, compared to 10.8% in the first quarter of 2014 and 9.8% in the fourth quarter of 2014. The sequential and year-over-year increases were mainly due to an increase in share-based compensation expenses for warrants issued to external consultants in the first quarter of 2015, an increase in staff costs and internal investigation costs incurred in relation to a short seller report.

Research and development expenses were RMB34.1 million (US$5.5 million) in the first quarter of 2015, compared with RMB17.4 million in the first quarter of 2014 and RMB38.8 million in the fourth quarter of 2014. Research and development expenses as a percentage of net revenues were 7.7% in the first quarter of 2015, a decrease from 8.1% from the first quarter of 2014 and from 9.3% in the fourth quarter of 2014. The sequential and year-over-year decreases were primarily due to an increase in revenues.

Share-based compensation expenses totaled RMB18.5 million (US$3.0 million) in the first quarter of 2015, compared with RMB3.6 million in the first quarter of 2014 and RMB20.5 million in the fourth quarter of 2014. The sequential decrease was due to RMB12.7 million in share-based compensation for the performance-based share options incurred in the prior quarter as the financial target for 2014 was achieved. The year-over-year increase was mainly due to additional expenses of RMB8.7 million (US$1.4 million) incurred for warrants issued to external consultants in the first quarter of 2015 as well as share option and warrants granted to management in the first quarter of 2015.

Operating Income

As a result of the foregoing, CMGE’s operating income was RMB61.1 million (US$9.9 million) in the first quarter of 2015, compared with an operating income of RMB37.6 million in the first quarter of 2014, representing a 62.5% increase year-over-year and a decrease of 2.9% compared to operating income of RMB62.9 million in the fourth quarter of 2014.

Non-GAAP operating income, excluding (1) share-based compensation expenses and (2) internal investigation costs, was RMB82.7 million (US$13.3 million) during the first quarter of 2015, an increase of 100.7% compared with a non-GAAP operating income, excluding share-based compensation expenses, of RMB41.2 million in the first quarter of 2014, and a decrease of 0.8% compared with non-GAAP operating income, excluding share-based compensation expenses, of RMB83.4 million in the fourth quarter of 2014.

Other Income (loss)

There was no material other loss during the first quarter of 2015 and the fourth quarter of 2014. Other income for the first quarter of 2014 was RMB 2.5 million and mainly represented a rebate for our public shares offering activity from our depositary.

Income Tax

The Company had income tax expenses of RMB1.7 million (US$0.3 million) for the first quarter of 2015, compared with an income tax benefit of RMB0.1 million in the fourth quarter of 2014 and income tax expenses of RMB6.0 million for the first quarter of 2014. The year-over-year decrease was mainly because of tax concessions obtained in 2014 that were reversed in the second quarter of 2014, while tax expenses were fully recorded in the first quarter of 2014.

Net Income attributable to CMGE

Net income attributable to CMGE for the first quarter of 2015 was RMB63.4 million (US$10.2 million), compared with net income attributable to CMGE of RMB34.6 million in the first quarter of 2014 and net income attributable to CMGE of RMB67.4 million in the fourth quarter of 2014. Net income attributable to CMGE was 83.2% higher year-over-year and 5.9% lower quarter-over-quarter. Net income attributable to CMGE decreased sequentially mainly because of increase in staff costs and internal investigation costs incurred in relation to a short seller report. Net income attributable to CMGE increased year-over-year due to an increase in revenues while the expenses remained largely comparable.

Non-GAAP net income attributable to CMGE, excluding (1) share-based compensation expenses and (2) internal investigation costs, was RMB85.0 million (US$13.7 million) during the first quarter of 2015, compared with a non-GAAP net income attributable to CMGE, excluding share-based compensation expenses, of RMB37.9 million in the first quarter of 2014 and non-GAAP net income attributable to CMGE, excluding share-based compensation expenses, of RMB87.9 million in the fourth quarter of 2014.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS during the first quarter of 2015 were RMB2.02 (US$0.33) and RMB1.93 (US$0.31), respectively, compared with basic and diluted earnings per ADS of RMB1.26 and RMB1.16, respectively, in the first quarter of 2014, and basic and diluted earnings per ADS during the fourth quarter of 2014 of RMB2.16 and RMB2.04, respectively.

Non-GAAP basic and diluted earnings per ADS, excluding (1) share-based compensation expenses and (2) internal investigation costs, were RMB2.71 (US$0.44) and RMB2.59 (US$0.42), respectively, during the first quarter of 2015, compared with non-GAAP basic and diluted earnings per ADS, excluding share-based compensation expenses, of RMB1.39 and RMB1.29, respectively, in the first quarter of 2014 and non-GAAP basic and diluted earnings per ADS, excluding share-based compensation expenses, during the fourth quarter of 2014 of RMB2.81 and RMB2.66, respectively.

Cash and Cash Equivalents

As of March 31, 2015, the Company had cash and cash equivalents of RMB383.3 million (US$61.8 million), and short-term investments were RMB42.4 million (US$6.8 million).

Ordinary Shares

The Company had 438.6 million ordinary shares outstanding (both Class A and Class B ordinary shares, excluding the ordinary shares or the equivalent ADSs issued to Bank of New York Mellon as a reservation for the future exercise of options or warrants) as of March 31, 2015, or the equivalent of 31.3 million ADSs outstanding.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-3, our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation expenses and (2) internal investigation costs. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6108

E-mail: ir@cmge.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of March 31,
	2014*	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	349,343	383,327	61,837
Short-term investments	42,361	42,361	6,833
Accounts receivable	553,157	687,802	110,954
Prepayment and other current assets	192,855	208,280	33,599
Amount due from related party	6,087	6,087	982
Deferred tax assets	2,880	2,938	474

Total current assets	1,146,683	1,330,795	214,679

Non-current assets:
Property and equipment, net	23,602	21,812	3,519
Goodwill	564,841	564,841	91,118
Intangible assets, net	212,560	212,121	34,219
Prepayments	17,400	16,000	2,581
Equity method investments	17,311	17,728	2,860
Long-term investments, net	128,888	129,047	20,817
Deferred tax assets	5,105	5,337	860
Other non-current assets	71,225	57,080	9,208

Total non-current assets	1,040,932	1,023,966	165,182

TOTAL ASSETS	2,187,615	2,354,761	379,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	189,491	235,572	38,001
Accrued expenses and other liabilities	90,697	133,863	21,595
Deferred revenue	17,824	12,039	1,942
Income tax payable	2,829	5,146	830
Amounts due to related parties	9,560	10,104	1,630

Total current liabilities	310,401	396,724	63,998

Non-current liabilities:
Unrecognized tax benefits	16,270	16,394	2,644
Deferred tax liabilities	4,464	3,639	587
Other non-current liabilities	2,000	2,000	323

Total non-current liabilities	22,734	22,033	3,554

Total liabilities	333,135	418,757	67,552

Shareholders’ equity
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 257,523,929 and 257,778,421 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	1,610	1,611	260
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 180,821,228 and 180,821,228 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	1,179	1,179	190
Additional paid-in capital	1,604,851	1,624,167	262,004
Retained earnings	251,759	315,137	50,837
Accumulated other comprehensive loss	(2,735)	(2,264)	(365)

Total China Mobile Games and Entertainment Group Limited’s equity	1,856,664	1,939,830	312,926
Noncontrolling interests	(2,184)	(3,826)	(617)

Total shareholders’ equity	1,854,480	1,936,004	312,309

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,187,615	2,354,761	379,861

*	Amounts for the year ended December 31, 2014 were derived from December 31, 2014 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Revenues
Games	214,705	417,752	441,795	71,269

Total net revenues	214,705	417,752	441,795	71,269

Cost of revenues
Games	(79,652)	(171,678)	(166,062)	(26,789)

Total cost of revenues	(79,652)	(171,678)	(166,062)	(26,789)

Gross profit	135,053	246,074	275,733	44,480
Operating expenses:
Selling expenses	(56,865)	(103,479)	(106,242)	(17,139)
General and administrative expenses	(23,160)	(40,848)	(74,270)	(11,981)
Research and development expenses	(17,423)	(38,827)	(34,090)	(5,499)

Operating income	37,605	62,920	61,131	9,861
Interest income	498	1,656	2,105	340
Share of profits (losses) in equity method investments	—	(1,294)	417	67
Other income (loss)	2,542	(219)	(219)	(35)

Income before income taxes and noncontrolling interests	40,645	63,063	63,434	10,233
Income tax (expense) benefit	(5,991)	148	(1,698)	(274)

Net income attributable to shareholders	34,654	63,211	61,736	9,959

Net income (loss) attributable to noncontrolling interests	33	(4,220)	(1,642)	(265)
Net income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	34,621	67,431	63,378	10,224

Other comprehensive income (loss):
Foreign currency translation adjustment	(390)	(2,863)	312	50
Unrealized gains on available-for-sale investments	—	475	159	26

Other comprehensive income (loss)	(390)	(2,388)	471	76

Comprehensive income	34,264	60,823	62,207	10,035

Comprehensive income (loss) attributable to noncontrolling interests	26	(4,221)	(1,641)	(265)
Comprehensive income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	34,238	65,044	63,848	10,300

Earnings per ADS:
Basic	1.26	2.16	2.02	0.33
Diluted	1.16	2.04	1.93	0.31
Weighted average number of ADS:
Basic	27,474,947	31,289,118	31,310,570	31,310,570
Diluted	29,755,877	33,079,081	32,815,712	32,815,712

Cash dividends declared per ADS	—	0.87	—	—

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	(23,558)	66,261	55,031	8,877
Net cash used in investing activities	(64,494)	(101,173)	(22,126)	(3,569)
Net cash provided by financing activities	461,573	1,880	769	124

Exchange rate effect on cash and cash equivalents	(3)	(2,859)	310	50
Net increase (decrease) in cash and cash equivalents	373,518	(35,891)	33,984	5,482
Cash and cash equivalents, beginning of the period	249,126	385,234	349,343	56,355

Cash and cash equivalents, end of the period	622,644	349,343	383,327	61,837

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended March 31, 2014			For the three months ended December 31, 2014			For the three months ended March 31, 2015
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	97,448	(3,631)	93,817	183,154	(20,460)	162,694	214,602	(21,613)	192,989
Income from operations	37,605	3,631	41,236	62,920	20,460	83,380	61,131	21,613	82,744
Operating margin	17.5%		19.2%	15.1%		20.0%	13.8%		18.7%
Net income	34,654	3,631	38,285	63,211	20,460	83,671	61,736	21,613	83,349
Net margin	16.1%		17.8%	15.1%		20.0%	14.0%		18.9%
Net income attributable to CMGE	34,238	3,631	37,869	67,431	20,460	87,891	63,378	21,613	84,991
Net margin attributable to CMGE	15.9%		17.6%	16.1%		21.0%	14.4%		19.2%
Diluted earnings per ADS(c)	1.16		1.29	2.04		2.66	1.93		2.59

(a)	Adjustment to exclude the share-based compensation expenses of each period.
(b)	Adjustment to exclude the share-based compensation expenses and internal investigation costs of each period.
(c)	1 ADS = 14 Ordinary Shares.